UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 1, 2019

(Date of earliest event reported)

Steward Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	82-0990616
(State or other incorporation)	(I.R.S. Employer Identification No.)

9679 Myrtle Grove Lane

Easton, MD 21601

(Full mailing address of principal executive offices)

(503) 868-0400

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Use of Trade Name

On April 1st, the Company decided to use Steward Farm Trust as its trade name on the Steward platform (www.gosteward.com) and advertises itself as such for marketing purposes. Thus, any reference to Steward Farm Trust is a reference to Steward Realty Trust, Inc now.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steward Realty Trust, Inc

By:	/s/ Daniel S. Miller
Name:	Daniel S. Miller
Title:	Chief Executive Officer

Date:	April 4, 2019

2